April 10, 2008

Mail Stop 4561

Mr. Joseph R. Ficalora
Chairman, President, and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

**Re:    New York Community Bancorp, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2007**
**Filed February 29, 2008**
**File Number: 001-31565**

Dear Mr. Ficalora:

We have reviewed your filing and have the following comments.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed February 29, 2008

Consolidated Statements of Income and Comprehensive Income, page 82

1.     We note that during the year ended December 31, 2007 you recognized a gain of $64.9M on the sale of bank-owned properties.  We also note the disclosures provided in your Form 10-Q for the period ended September 30, 2007, which states that the property sold consisted of a building, which was obtained in the acquisition of the Atlantic Bank of New York and previously served as the headquarters for the Atlantic Bank division of the Commercial Bank.  Further

disclosure in your Form 10-Q for the period ended September 30, 2007 states that the fair value of this building was $34.7M on the date of the acquisition and was determined by an independent appraisal. Please address the following:

- Tell us the entity who performed this appraisal, their qualifications, and the date the appraisal was performed and provide a copy of the appraisal;
- Tell us the relationship of the entity performing the appraisal with respect to you and to Atlantic Bank of New York. Please refer to paragraph 24(f) of SFAS 57;
- Tell us your policy for reviewing valuations received from independent appraisals performed, whether any adjustments were made to the fair value of this building and if so, the reasons for such adjustments; and
- Tell us how you considered the relatively short period of time (14 months) you held this building as compared to the gain recognized (187% of the acquired fair value) in determining that the initial fair value recorded on the date of the acquisition was appropriate.

2.      As a related matter, we note your references to the use of independent valuation firm to value core deposit intangibles acquired (Note 3), to an independent appraisal used to value the building acquired in the Atlantic Bank of New York, and also to a firm specializing in providing securities pricing services (Note 13) for determining the fair value of your mortgage-related and other securities. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include a consent for each individual expert. Please refer to Rule 436(b) of Regulation C.

Consolidated Statement of Cash Flows, page 84

3.      We note that you have presented proceeds from the sale of loans of $823M as an investing cash flow in your statement of cash flows for the period ended December 31, 2007. We also note from your Form 10-Q for the period ended September 30, 2007 that you sold $1.4B consisting of one-to-four family and home equity loans acquired from PennFed Financial Services, Inc. (PennFed) in the quarter ended June 30, 2007. Please tell us whether the $823M in proceeds received from the sale of loans are included within the $1.4B of loan sales. If so, please tell us how you determined the classification of these loans as held for investment rather than as loans held for sale considering that the acquisition and the sale of loans both occurred in the quarter ended June 30, 2007. Please refer to paragraph 9 of SFAS 102.

Note 4: Securities, page 97

4.     We note your disclosure on page 102 that in the second quarter of 2007, you
       recorded a $57M loss on the other-than-temporary impairment of certain
       available-for-sale mortgage-related securities.  We also note per review of your
       Form 10-Q for the period ended September 30, 2007 that this other-than-
       temporary loss related to $1.1B of securities for which you state the impairment
       was recorded in accordance with the FASB Staff Position 115-1/124-1.  Please
       address the following:

       • Clarify whether any of these sold securities were obtained from the
         acquisition of PennFed.  Your disclosure only states that this impairment was
         recorded in connection with the repositioning of the balance sheet that
         followed the acquisition of PennFed; and
       • If any of these securities were obtained from the PennFed acquisition, tell us
         how you considered the potential for an other-than-temporary impairment in
         the fair value determination of these securities as of the date of the acquisition
         since both of these events occurred within the same quarter.


       As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.  Please furnish a cover letter that keys your
response to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,


John P. Nolan
Accounting Branch Chief